SYNC2 NETWORKS CORP.
1800 NE 114th Street
Suite 2110
Miami, Florida 33181
telephone: 305.895.2865

March 7, 2014

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Patrick Gilmore, Accounting Branch Chief Joyce Sweeney, Staff Accountant

Re:
Sync2 Networks Corp.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed October 1, 2013
Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2013
Filed February 19, 2014
File No. 333-152551

To Whom It May Concern:

On behalf of Sync2 Networks Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 3, 2014 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended June 30, 2013 (the "Annual Report") and the Quarterly Report on Form 10-Q for the quarters ended September 30, 2013 and December 31, 2013 (collectively, the "Quarterly Reports").

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2013

Exhibit 31.1 and 31.2

1.           Please be advised that we located the missing words in paragraph 4 of Exhibit 31.1 and 31.2 as set forth in Item 601(b)(31)(i) of Regulation S-K. Please be advised that certifications in the Annual Report and the Quarterly Reports are consistent with the language set forth in Item 601(b)(31). In accordance with verbal instructions, we have filed the cover page of the respective report, the signature page and the amended certification pages.

Securities and Exchange Commission
Page Two
March 7, 2014

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Sync2 Networks Corp.

By:	/s/ Warren Gilbert
President/Chief Executive Officer